Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO REPORTS RESULTS FOR THIRD QUARTER

November 13, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports results for the Company’s third financial quarter ended September 30, 2009. The full version of the financial statements and the management discussion and analysis are available on SEDAR at www.sedar.com and on Genco’s website at www.gencoresources.com.

Genco recorded a net loss of $1,487,874 for the quarter and a net loss of $691,956 for the nine month period ended September 30, 2009, compared with a net loss of $894,004 and $3,202,424 for the corresponding three and nine month periods in 2008. Expenses for the quarter consisted mainly of general administrative costs in Canada and Mexico, care and maintenance costs at La Guitarra Mine in Mexico, depreciation and foreign exchange losses.

During the quarter ended September 30, 2009 Genco did not record any production or sales at its La Guitarra Mine which remains closed as the result of an illegal road block on the public road leading to the mine site. Representatives of La Guitarra continue to work with state and local officials as well as local community leaders to remove the road block and resolve the mine access issue. Genco is confident that access to La Guitarra will be restored and production will resume at La Guitarra. Genco has maintained continuous security on site at La Guitarra during the mine closure and does not believe there will be any significant problems re-initiating production once site access is restored.

Subsequent to September 30, 2009, Genco received notice from the Toronto Stock Exchange that the TSX had concluded a review of Genco’s listing and determined that Genco satisfies the TSX’s continued listing requirements.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Wayne Moorhouse
Chief Financial Officer
Telephone: 604-682-2205
wmoorhouse@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.